

Mail Stop 3561

October 15, 2008

<u>Via U.S. Mail and Facsimile</u>

Jehu Hand
Chief Executive Officer
Cozumel Corporation
24351 Pasto Road, Suite B
Dana Point, CA 92629

Re: Cozumel Corporation
**   Item 4.01 Form 8-K filed September 12, 2008**
**   File No. 000-27835**

Dear Dr. Hand:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Ryan C. Milne
                                        Accounting Branch Chief